Exhibit 4.6

Thomson Reuters (Tax & Accounting) Services, Inc.

Basic Prototype Defined Contribution Retirement Plan

Claims Procedure Amendment

Thomson Reuters (Tax & Accounting) Services, Inc., as the Prototype Sponsor, hereby adopts this amendment to its pre-approved Thomson Reuters (Tax & Accounting) Services Inc. Basic Prototype Defined Contribution Retirement Plan (the “Plan”) (formerly known as the AccuDraft Basic Prototype Defined Contribution Retirement Plan) for purposes of reflecting the claims procedures in the Plan document. This amendment is intended to address the United States Supreme Court holding in CIGNA Corp. v Amara and subsequent case law interpreting that holding. The amendment is effective, with respect to each individual defined contribution plan adopted by a Sponsoring Employer based on the Plan, as of the later of (a) the first day of the Plan Year that includes the date this amendment was adopted by the Prototype Sponsor or (b) the effective date of the individual defined contribution plan.

SECTION 1. AMENDMENT PROVISIONS

Section 8.9 of the Basic Plan is amended in full to read as follows:

8.9	Claims Procedures. The claims procedure required under ERISA §503 and Department of Labor Regulations thereunder is set forth in an administrative policy regarding claims procedures that is promulgated under Section 8.6 by the Administrator. The terms of such administrative policy are incorporated as part of the Plan by reference. Such administrative policy will be the sole and exclusive remedy for an Employee, Participant or Beneficiary (“Claimant”) to make a claim for benefits under the Plan. No civil action for benefits under the Plan will be brought unless and until the aggrieved person has (a) submitted a timely claim for benefits in accordance with the provisions of the claims procedure; (b) been notified by the Administrator that the claim has been denied (or such claim is deemed denied); (c) filed a written request for a review of the claim in accordance with the claims procedure; and (d) been notified in writing of an adverse benefit determination on review. Any civil action by an aggrieved person will be based solely on the contentions advanced by the aggrieved person in the administrative review process and the judicial review will be limited to the Plan document and the record developed during the administrative review process.

SECTION 2. EXECUTION

Thomson Reuters (Tax & Accounting) Services, Inc., as the Prototype Sponsor, hereby adopts this amendment to the Plan on the date set forth below.

By	/s/ Donald C. Whitmire	Date: April 23, 2012
Donald C. Whitmire, Senior Editor